EXHIBIT 99.2
                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ\CS\CL.24B\8810
13 February 2002

Sir,

      Further to our earlier letter No. HQ/CS/CL.24B/8807 dated 12 February, 2002, we hereby inform that at the 126th meeting of the Board of Directors held on 13 February 2002, the Board noted the signing of Shareholders' Agreement between the Strategic Partner i.e. M/s. Panatone Finvest Limited and Government of India.

2.    As a result the Board was reconstituted as below:

      Shri Ratan N Tata                 :       Chairman
      Shri S.K. Gupta                   :       Managing Director
      Shri N. Srinath                   :       Director (Operations)
      Smt Sadhana Dikshit               :       Director
      Shri Rakesh Kumar                 :       Director
      Padmashri N.R. Narayana Murthy    :       Director

3.    Shri   Rajneesh   Gupta,   Director   (Network) and  Shri  R.S.P.   Sinha,
Director(Finance) have resigned from the Board as per the transaction agreement executed between Strategic Partner and Government of India.

4. With the transfer of shares to M/s. Panatone Finvest Limited, which holds 25% of the paid up capital, the holding of the Government of India stands reduced to 27.97% as of date.

      Thanking you,

                                                               Yours faithfully,
                                                For Videsh Sanchar Nigam Limited


                                                By: /S/ RISHABH NATH ADITYA
                                                    ----------------------------
                                                     Rishabh Nath Aditya
                                                     Assistant Company Secretary
To,

Addressees as per list attached

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market -Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051 .Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai -400 013. Fax Nos. 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai-400 099 Ph. 82l 5168/8202108/ 8202114, FAX 837 5646

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
      - 400 023. Fax 267 3199

11.   Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.   Shri U.C. Burman, DGM(Internet), for hosting on website.